Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Mines Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

Item 2.	Date of Material Change

May 19, 2011.

Item 3.	News Release

News Release dated May 19, 2011 was disseminated through MarketWire.

Item 4.	Summary of Material Change

On May 19, 2011, the Company completed its public offering by issuing a total of 18,750,000 common shares at a price of $1.60 per share. The offering was a bought deal financing completed by Canaccord Genuity Corp. and Jennings Capital Inc., acting as the underwriters.

Item 5.1	Full Description of Material Change

On May 19, 2011 (the “Closing Date”), the Company completed its public offering (the “Offering”) on a bought deal basis with Canaccord Genuity Corp. and Jennings Capital Inc. (together the “Underwriters”) acting as underwriters pursuant to an underwriting agreement dated May 3, 2011 among the Company and the Underwriters. A total of 18,750,000 common shares (the “Common Shares”) of the Company were issued on the Closing Date under the Offering at a price of $1.60 per Common Share for gross proceeds of $30,000,000.

In connection with the completion of the Offering, the Underwriters received a cash commission of 1,800,000 (equal to 6% of the gross proceeds raised), and 1,125,000 non- transferable compensation warrants (“Compensation Warrants”) (equal to 6% of the total number of Common Shares sold under the Offering). Each Compensation Warrant is exercisable for one Common Share at a price of $1.60 at any time until May 19, 2013.

The proceeds from the Offering will be used by the Company to finance the next stage of the Santa Elena Expansion Project and for general working capital and corporate purposes.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

J. Scott Drever, Chairman and President
Telephone: (604) 694-1730

Item 9.	Date of Report

May 20, 2011